UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SUNOPTA INC.
 (Name of Issuer)

Common Shares, no par value
 (Title of Class of Securities)

8676EP108
 (CUSIP Number)

Supriya Kapoor
2 Bloor Street East, Suite 3000
Toronto, Ontario M4W 1A8
(647) 724-8900
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 8676EP108	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WEST FACE CAPITAL INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,371,243

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,371,243

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,371,243

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%

14	TYPE OF REPORTING PERSON
CO, FI

SCHEDULE 13D

CUSIP No: 8676EP108	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GREGORY A. BOLAND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,371,243

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,371,243

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,371,243

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

CUSIP No: 8676EP108	Page 4 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D is being filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed on February 23, 2012 (“Initial Schedule 13D”) as amended by Amendment No. 1 filed on May 18, 2012, Amendment No. 2 filed on August 15, 2013, Amendment No. 3 filed on August 28, 2014, Amendment No. 4 filed on September 8, 2014,  Amendment No. 5 filed on August 14, 2015, and Amendment No. 6 filed on September 30, 2015 (each Amendment together with the Initial Schedule 13D, the "Amended Schedule 13D") relating to the Common Shares, no par value (the “Shares”), of SunOpta Inc. (the “Issuer”), whose principal executive offices are located at 2838 Bovaird Drive West, Brampton, Ontario L7A 0H2, Canada. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)            Each of West Face and Mr. Boland may be deemed to be the beneficial owner of  7,371,243 Shares (approximately 8.6% of the total number of Shares outstanding).  This figure is based on a total of 85,339,007 Shares outstanding on November 6, 2015, as reported in the Company’s quarterly report on Form 10-Q, filed with the SEC on November 12, 2015.

(b)            Each of West Face and Mr. Boland may be deemed to have shared voting power and shared dispositive power over the 7,371,243 Shares they may be deemed to beneficially own.

(c)            A description of the transactions in the Shares by the Reporting Persons during the past 60 days, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit C.

(d)            West Face Long Term Opportunities Global Master L.P. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e)            This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C:	Schedule of Transactions

SCHEDULE 13D

CUSIP No: 8676EP108	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2016

WEST FACE CAPITAL INC.

By:	/s/ John Maynard
Name:	John Maynard
Title:	Attorney-in-fact for Gregory A. Boland
President and Chief Executive Officer of

GREGORY A. BOLAND

By:	/s/ John Maynard
Name:	John Maynard
Title:	Attorney-in-fact for Gregory A. Boland

SCHEDULE 13D

CUSIP No: 8676EP108	Page 6 of 6 Pages

EXHIBIT C

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price per Share
West Face Long Term Opportunities Global Master L.P.	12/21/2015	Sale	25,000	$6.7582 (1)
West Face Long Term Opportunities Global Master L.P.	12/22/2015	Sale	25,000	$6.7416 (2)
West Face Long Term Opportunities Global Master L.P.	12/23/2015	Sale	25,000	$6.9492 (3)
West Face Long Term Opportunities Global Master L.P.	12/24/2015	Sale	25,000	$7.0748 (4)
West Face Long Term Opportunities Global Master L.P.	12/28/2015	Sale	200,000	$6.8239 (5)
West Face Long Term Opportunities Global Master L.P.	12/29/2015	Sale	200,000	$6.9933 (6)
West Face Long Term Opportunities Global Master L.P.	12/30/2015	Sale	240,000	$6.8313 (7)
West Face Long Term Opportunities Global Master L.P.	12/31/2015	Sale	360,000	$6.8153 (8)

1.  The actual prices for these transactions range from $6.60 to $6.89, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Company, or a security holder of the Company, full information regarding the number of Shares sold at each separate price with the ranges set forth in footnotes (1) through (8) to this Schedule 13D.

2.  The actual prices for these transactions range from $6.62 to $6.82, inclusive.

3.  The actual prices for these transactions range from $6.83 to $7.07, inclusive.

4.  The actual prices for these transactions range from $6.97 to $7.135, inclusive.

5.  The actual prices for these transactions range from $6.72 to $7.00, inclusive.

6.  The actual prices for these transactions range from $6.76 to $7.075, inclusive.

7.  The actual prices for these transactions range from $6.75 to $7.00, inclusive.

8.  The actual prices for these transactions range from $6.69 to $6.92, inclusive.